Exhibit 99.3

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of September 25, 2019, among Tsakos Energy Navigation Limited, a Bermuda exempted company limited by shares (the “Company”), and each of the person(s) set forth on Schedule A to this Agreement (the “Shareholders”).

WHEREAS, this Agreement is made in connection with the entry into the Share Purchase Agreement (the “Purchase Agreement”), dated September 23, 2019, by and among the Company, Shyris Shipping Company S.A. and the Shareholders; and

WHEREAS, the Company has agreed to provide the Shareholders with certain registration rights with respect to its shares of Common Stock (as hereinafter defined) for the benefit of the Shareholders pursuant to the Purchase Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Certain Definitions.

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

“Affiliate” of any Person means any other Person which directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

“Common Stock” means common shares, par value $1.00 per share, of the Company, including common shares issuable upon conversion of or in exchange for preferred equity or other securities of the Company or issuable in exchange for or with respect to the common shares, par value $1.00 per share, of the Company by way of a stock dividend, stock split or combination of shares or in connection with a reclassification, recapitalization, exchange, merger, consolidation or other reorganization, including common shares issuable upon conversion of the Company’s Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share (the “Series G Preferred Shares”).

“Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting shares, by contract or otherwise. A Person who is the owner of 20% or more of the outstanding voting shares of any company, corporation, limited liability company, partnership, unincorporated association or other entity shall be presumed, for purposes of this Agreement, to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

“Dissolution” has the meaning set forth in Section 5 hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Entity” means any national, federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

“Holder” means any Person that owns Registrable Shares, including the Shareholders, and their Affiliates on the date hereof. For purposes of this Agreement, the Company may deem and treat the registered holder of Registrable Shares as the Holder and absolute owner thereof, and the Company shall not be affected by any notice to the contrary.

“Losses” has the meaning set forth in Section 6(a) hereof.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated or unincorporated organization, association, company, corporation, institution, public benefit corporation, Governmental Entity or any other entity.

“Prospectus” means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Shares covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

“Registrable Shares” means shares of Common Stock received or receivable upon the conversion of the Series G Preferred Shares of the Company held by the Shareholders, or any Affiliate of the Shareholders or acquired pursuant to the Purchase Agreement or any other document referred to therein, or any shares of any successor or acquiror of the Company issued in exchange or substitution for any of the foregoing in connection with any acquisition, merger, combination or similar transaction involving the Company or any successor of the Company, or any transferee thereof; provided, however, that Registrable Shares shall not include any securities sold by a Person to the public either pursuant to a Registration Statement or Rule 144.

“Registration Expenses” has the meaning set forth in Section 4(a) hereof.

“Registration Statement” means any registration statement of the Company which covers any of the Registrable Shares pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shelf Registration” has the meaning set forth in Section 2(a) hereof.

“Suspension Notice” has the meaning set forth in Section 3(d) hereof.

“Trading Day” means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded; provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

2. Shelf Registration.

(a) Not later than 30 days of the date hereof, the Company shall file a Registration Statement on Form F-3 (or successor form) providing for the sale by the Holders (or their donees, pledgees, transferees or other successors-in-interest) of the Holders’ Registrable Shares (the “Shelf Registration”). The Company shall use its commercially reasonable efforts to cause such Registration Statement to become effective as promptly as practicable, but no more than 90 days from the date of the request (or 60 days if the Registration Statement is not reviewed by the SEC). The Company shall maintain the effectiveness of such Registration Statement (subject to the terms and conditions herein) for a period ending on the earlier of (i) the date on which all Registrable Shares covered by such Registration Statement have been sold, and the distribution contemplated thereby has been completed, and (ii) the date on which all Registrable Shares covered by such Registration Statement have become freely saleable pursuant to Rule 144 without restriction or limitation on volume or manner of sale and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable); provided that clause (ii) shall not apply with respect to any beneficial owner of 10% or more of the Common Stock. For the avoidance of doubt, if the Holders can no longer use the Form F-3 filed pursuant to this Section 2(a), the Company will either file a new Form F-3 or a Form F-1/S-1 (or successor form).

(b) The Registration Statement pursuant to this Section 2 shall, to the extent possible under applicable law, be effected to permit sales on a continuous basis pursuant to Rule 415 under the Securities Act. Any sale pursuant to the Shelf Registration pursuant to this Section 2 may or may not be underwritten. The Company agrees that it will use its commercially reasonable efforts to maintain a registration statement covering the sale by the Holders (or their donees, pledgees, transferees or other successors-in-interest) of the Holders’ Registrable Shares until the earlier of (i) the date on which all Registrable Shares covered by such Registration Statement have been sold, and the distribution contemplated thereby has been completed, and (ii) the date on which all Registrable Shares covered by such Registration Statement have become freely saleable pursuant to Rule 144 without restriction or limitation on volume or manner of sale and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable); provided that clause (ii) shall not apply with respect to any beneficial owner of 10% or more of the Common Stock.

(c) The number, percentage, fraction or kind of shares referred to in this Section 2 shall be appropriately adjusted for any stock dividend, stock split, reverse stock split, combination, recapitalization, reclassification, merger or consolidation, exchange or distribution in respect of the shares of Common Stock.

(d) The Company, and any other holder of the Company’s securities who has registration rights, may include its securities in any Shelf Registration effected pursuant to this Section 2.

3. Registration Procedures.

(a) Whenever any Registrable Shares are registered pursuant to this Agreement, the Company shall use its commercially reasonable efforts to effect the registration and the sale of such Registrable Shares in accordance with the intended methods of disposition thereof, and pursuant thereto the Company shall:

(i) prepare and file with the SEC a Registration Statement with respect to such Registrable Shares and use its commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable thereafter;

(ii) prepare and file with the SEC such amendments (including, without limitation, post-effective amendments) and supplements to such Registration Statement and the Prospectus used in connection therewith, which Prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement continuously effective to complete the distribution of the securities covered by such Registration Statement and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement; provided, however, that by 8:30 a.m. (New York time) on the Business Day immediately following the effective date of such Registration Statement, the Company shall file with the SEC in accordance with Rule 424(b) under the Securities Act the final prospectus to be used in connection with sales pursuant to the applicable Registration Statement (whether or not such a prospectus is technically required by such rule);

(iii) furnish to each seller of Registrable Shares such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Shares owned by such seller;

(iv) use its commercially reasonable efforts to register or qualify such Registrable Shares under such other securities or “blue sky” laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Shares owned by such seller; provided, however, that the Company will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph 3(a)(iv), or (B) subject itself to taxation in any such jurisdiction;

(v) promptly notify each seller of such Registrable Shares, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Shares, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

(vi) use its commercially reasonable efforts to cause all such Registrable Shares to be listed on the principal securities exchange on which securities of the same class issued by the Company are then listed;

(vii) (A) permit legal counsel for each Shareholder to review and comment upon (i) each Registration Statement at least five Business Days prior to its filing with the SEC and (ii) all amendments and supplements to each Registration Statement (including, without limitation, the Prospectus contained therein) (except for Annual Reports on Form 20-F, Report of Foreign Issuer on Form 6-K, and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which legal counsel for any Shareholder reasonably objects;

(viii) make generally available to its shareholders a consolidated earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the Securities Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the applicable effective date of each Registration Statement; and

(ix) promptly notify each seller of Registrable Shares:

(A) when the Registration Statement, the Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

(B) of any written comments of the SEC or of any written request by the SEC for amendments or supplements to the Registration Statement or Prospectus;

(C) of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement; and

(D) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Shares for sale under the applicable securities or “blue sky” laws of any jurisdiction.

(b) The Company shall make available to each Holder whose Registrable Shares are included in a Registration Statement promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of each Registration Statement and any amendment thereto, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and each item of correspondence from the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment). The Company will promptly respond to any and all comments received from the SEC, with a view towards causing each Registration Statement or any amendment thereto to be declared effective by the SEC as soon as reasonably practicable and shall file an acceleration request as soon as reasonably practicable following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review.

(c) The Company may require, as a condition to the inclusion of such Registrable Securities in the Registration Statement, each seller of Registrable Shares as to which any registration is being effected to furnish in writing to the Company any other information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing, including, but not limited to, a shareholder questionnaire that may include a certified statement as to the number of shares of Common Stock beneficially owned by each Holder and the natural persons thereof that have voting and dispositive control over the Registrable Shares.

(d) Each seller of Registrable Shares agrees by having its shares treated as Registrable Shares hereunder that, upon notice that the Prospectus included in such Registration Statement (or any document incorporated therein) contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading or that such Prospectus or Registration Statement (or any document incorporated therein) must be amended or supplemented for any other reason, including to comply with financial statement updating requirements (a “Suspension Notice”), such seller will forthwith immediately discontinue disposition of Registrable Shares for a reasonable length of time not to exceed 30 days until such seller is advised in writing by the Company that the use of the Prospectus may be resumed and is furnished with a supplemented or amended Prospectus as contemplated by Section 3(a)(v) hereof, and, if so directed by the Company, such seller will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such seller’s possession, of the Prospectus covering such Registrable Shares current at the time of receipt of such notice; provided, however, that such postponement of sales of Registrable Shares by the Holders shall not exceed 75 days in the aggregate in any 12 month period. If the Company shall give any notice to suspend the disposition of Registrable Shares pursuant to a Prospectus, the Company shall extend the period of time during which the Company is required to maintain the Registration Statement effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date such seller either is advised by the Company that the use of the Prospectus may be resumed or receives the copies of the supplemented or amended Prospectus contemplated by Section 3(a)(v). In any event, the Company shall not be entitled to deliver more than three Suspension Notices in any one year. Notwithstanding anything to the contrary contained in this Section 3(d), the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of a Holder in connection with any sale of Registrable Shares with respect to which such Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, prior to such Holder’s receipt of the Suspension Notice and for which the Holder has not yet settled.

4. Registration Expenses.

(a) All expenses incident to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or “blue sky” laws, listing application fees, printing expenses, transfer agent’s and registrar’s fees, cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto, and fees and disbursements of counsel for the Company and all independent certified public accountants and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”) (but not including any underwriting discounts or commissions attributable to the sale of Registrable Shares, any taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of Registrable Shares, or fees and expenses of more than one counsel representing the Holders of Registrable Shares), shall be borne by the Company. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance which the Company may elect to obtain and the expenses and fees for listing the securities to be registered on each securities exchange on which they are to be listed.

(b) The obligation of the Company to bear the expenses described in Section 4(a) shall apply irrespective of whether a registration becomes effective, is withdrawn or suspended, is converted to another form of registration and irrespective of when any of the foregoing shall occur; provided, however, that Registration Expenses for any supplements or amendments to a Registration Statement or Prospectus resulting from a misstatement furnished to the Company by a Holder shall be borne by such Holder.

5. Distribution of Rights upon Dissolution of the Shareholder.

If at any time after the execution date of this Agreement, a Shareholder ceases to exist for any reason as a legal entity (a “Dissolution”) and prior to such Dissolution the Shareholder distributed its shares in the Company to its members or if the Shareholder has otherwise distributed such shares to its members, then such members shall have the same rights and obligations under this Agreement as granted to the Shareholder as if such Dissolution had not occurred.

6. Indemnification.

(a) The Company shall indemnify, to the fullest extent permitted by law, each Holder, their respective officers, directors and Affiliates and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), amounts paid in settlement or expenses, joint or several (collectively, “Losses”), incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Losses or Indemnified Damages (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Shares are offered, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary Prospectus if used prior to the effective date of such Registration Statement, or contained in the final Prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, except insofar as the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein or caused by such Holder’s failure to deliver to such Holder’s immediate purchaser a copy of the Registration Statement or Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered and a sufficient number of copies thereof were provided by the Company).

(b) In connection with any Registration Statement in which a Holder of Registrable Shares is participating, each such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, shall indemnify, to the fullest extent permitted by law, the Company, its officers, directors, Affiliates, and each Person who controls the Company (within the meaning of the Securities Act) against all Losses and Indemnified Damages arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein or caused by such Holder’s failure to deliver to such Holder’s immediate purchaser a copy of the Registration Statement or Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such Holder with a sufficient number of copies of the same; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders and the liability of each such Holder shall be in proportion to and limited to the net amount received by such Holder from the sale of Registrable Shares pursuant to such Registration Statement, provided that the prospectus filed by the Company in accordance with Rule 424(b) under the Securities Act is accepted by the SEC.

(c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any Claims, Losses and Indemnified Damages with respect to which it seeks indemnification; provided, however, that the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have under this Section 6 except to the extent that it has been materially prejudiced by such failure; and provided, further, that the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to an indemnified party otherwise than under this Section 6 and permit such indemnifying party to assume the defense of such Claims with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, an indemnified party shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the indemnifying party if (x) the indemnifying party has agreed in writing to pay such fees and expenses; (y) the indemnifying party shall have failed promptly to assume the defense of such Claims and to employ counsel reasonably satisfactory to such indemnified party in any such Claims; or (z) the named parties to any such Claims (including, without limitation, any impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such indemnified party and the indemnifying party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party), then the indemnifying party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying party, provided further that the indemnifying party shall not be responsible for the reasonable fees and expenses of more than one separate legal counsel (and one local counsel) for such indemnified party. No indemnifying party shall, without the prior written consent of the indemnified party, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a complete release from all liability in respect to such Claims, Losses, Indemnified Damages and litigation, and such settlement shall not include any admission as to fault, wrongdoing, malfeasance or liability on the part of the indemnified party. The indemnifying party shall reimburse the indemnified party promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claims. The indemnifying party shall keep the indemnified party reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.

(d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages or Losses are incurred.

(e) If the indemnification provided for in or pursuant to this Section 6 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any Losses or Indemnified Damages referred to herein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified Person as a result of such Losses or Indemnified Damages in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which result in such Losses or Indemnified Damages as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of any selling Holder be greater in amount than the amount of net proceeds received by such Holder upon such sale or the amount for which such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 6(a) or 6(b) hereof had been available under the circumstances.

7. Rule 144.

The Company covenants that it will use commercially reasonable efforts to file or furnish the reports and forms required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, submit electronically every interactive data file required to be submitted with the SEC, and post any necessary information or documentation on its website, and it will take such further action as any Holder may reasonably request to make available adequate current public information with respect to the Company meeting the current public information requirements of Rule 144 under the Securities Act, to the extent required to enable such Holder to sell Registrable Shares without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such information and requirements and provide such other information as may be reasonably requested to permit the Shareholders to sell such securities pursuant to Rule 144 without registration.

8. Miscellaneous.

(a) Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be hand delivered or mailed postage prepaid by registered or certified mail or electronic mail, if to the Company:

Tsakos Energy Navigation Limited

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Attn: George Saroglou and Harrys Kosmatos

Email: gsaroglou@tenn.gr

hkosmatos@tenn.gr

with copies (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Ave.

New York, NY 10178-0060

Attn: Finnbarr D. Murphy, Esq.

Email: finnbarr.murphy@morganlewis.com

if to the Shareholders:

AY Tank Limited

Central North Business Centre, Level 1,

Sqaq Il-Fawwara

Sliema SLM 1670

Malta

Attn: Fredrik K. Abrahamsen

Email: fka@omp.no and finance@omp.no

with copies (which shall not constitute notice) to:

Watson Farley & Williams LLP

250 West 55th Street

New York, NY 10019

Attn: Steven J. Hollander, Esq.

Email: shollander@wfw.com

If to a transferee Holder, to the address of such Holder set forth in the transfer documentation provided to the Company or at such other address as such party each may specify by written notice to the others, and each such notice, request, consent and other communication shall for all purposes of the Agreement be treated as being effective or having been given when delivered personally, or if sent by email, upon transmission, or if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of incoming mail, addressed and postage prepaid as aforesaid.

(b) No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(c) Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the respective permitted successors, personal representatives and assigns of the parties hereto, whether so expressed or not. This Agreement may not be assigned by the Shareholders without the prior written consent of the Company. Notwithstanding the foregoing sentence, in connection with any sale or transfer of Registrable Securities by any Shareholder, the rights and obligations of the Shareholder hereunder may be assigned, without the prior written consent of the Company, to (i) any Affiliate of such Shareholder or (ii) any other Person which has become the beneficial owner of such Registrable Securities following such sale or transfer provided, that such other Person (together with its Affiliate(s)) will beneficially own at least 10% of the issued and outstanding Common Stock following such sale or transfer and provided in any case, that such Affiliate or other Person shall execute an agreement in form and substance reasonably satisfactory to the Company undertaking to become a party to this Agreement and bound by its terms, and provide, in a timely fashion, the information required by Section 3(c).

(d) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

(e) Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and in the courts hearing appeals therefrom unless no basis for federal jurisdiction exists, in which event each party hereto irrevocably consents to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, New York County, and the courts hearing appeals therefrom, for any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties hereto irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, any claim that such party is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 9(e), that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable law, that the action, suit or proceeding in any such court is brought in an inconvenient forum, that the venue of such action, suit or proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each of the parties hereto expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of New York and of the United States of America; provided, that consent by the parties hereto to jurisdiction and service contained in this Section 9(e) is solely for the purpose referred to in this Section 9(e) and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose. Notwithstanding the above, if the courts referenced above refuse to grant jurisdiction, then any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby may be brought in any court.

(f) Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

(g) Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument. This Agreement may be signed electronically or by PDF transmission.

(h) Captions; Singular, Plural; Gender. The headings and other captions in this Agreement are for convenience and reference only; they are not part of this Agreement and shall not be used in interpreting, construing or enforcing any provision of this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

(i) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(j) Amendments. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given without the prior written consent of the Holders of a majority of the Registrable Shares; provided, however, that without a Holder’s written consent no such amendment, modification, supplement or waiver shall affect adversely such Holder’s rights hereunder in a discriminatory manner inconsistent with its adverse effects on rights of other Holders hereunder (other than as reflected by the different number of shares held by such Holder); and provided, further, that the consent or agreement of the Company shall be required with regard to any termination, amendment, modification or supplement of, or waivers or consents to departures from, the terms hereof, which affect the Company’s obligations hereunder. This Agreement cannot be changed, modified, discharged or terminated by oral agreement.

(k) Aggregation of Shares. All Registrable Shares held by or acquired by any Affiliated Persons will be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(l) Specific Performance. In the event of a breach by a party hereto of its obligations under this Agreement, each other party hereto, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Each party hereto agrees that monetary damages may not be adequate compensation for any loss incurred by reason of a breach by it of any provision of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it will waive the defense that a remedy at law would be adequate.

(m) Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized persons as of the date first indicated above.

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Nikolas P. Tsakos
Name: Nikolas P. Tsakos
Title: President and Chief Executive Officer

AY TANK LIMITED

By:	/s/ Jorgen Solem
Name: Jorgen Solem
Title: Authorized Officer

Schedule A

Shareholder Names and Addresses

AY Tank Limited

Central North Business Centre, Level 1,

Sqaq Il-Fawwara

Sliema SLM 1670

Malta

Attn: Fredrik K. Abrahamsen

Email: fka@omp.no and finance@omp.no